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September 26, 2022	Writer’s Direct Contact +1 (303) 592-2237 KHowes@mofo.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Yoon Choo

Re:	Forum Real Estate Income Fund
Pre-Effective Amendment No. 2 to Registration Statement on Form N-2
File Nos. 333-265566 and 811-23658

Dear Ms. Choo:

On behalf of Forum Real Estate Income Fund (the “Registrant” or the “Fund”), we submit this response to comments related to the above-referenced Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, which was filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2022. Comments were received from the staff of the Commission (the “Staff”) in a telephone call on September 16, 2022.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. The below responses are also reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement, filed on or about September 26, 2022 (the “Amendment”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Amendment.

Prospectus - Cover page

1.	In the pricing table, please supplementally confirm that sales load information will include disclosure, if any, relating to offering expenses required by instruction 3 to Item 1.g. of Form N-2. Please also confirm that the proceeds to fund information will include disclosure required by instruction 6 to Item 1.g.

Response: The Fund confirms that it has not borrowed any amounts to pay underwriting discounts, commissions, or any other offering costs. Accordingly, disclosure pursuant to instruction 3 to Item 1.g. of Form N-2 is not required. The registrant has added disclosure as required by instruction 6 to Item 1.g of Form N-2.

September 26, 2022

Page Two

2.	In note 1 to the pricing table, please add the net asset value of available shares as of a recent date.

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

Prospectus - prospectus summary

3.	Under the heading “Expense Limitation Agreement,” the Staff notes that organizational and offering costs are not disclosed as operating expenses of the fund in the Amended and Restated Expense Limitation Agreement. Other disclosure in the prospectus states that the adviser incurred organizational and offering costs on behalf of the Fund for which they are entitled to reimbursement. Please revise the disclosure throughout the Registration Statement to accurately reflect treatment of organizational and offering costs, including under Summary of Fees and Expenses.

Response: The Registrant has made clarifying changes where appropriate throughout the Registration Statement.

Prospectus – summary of fund expenses

4.	In the fourth sentence of note 3 to the fee table, please replace the words “the filing” with “effectiveness.”

Response: The Registrant has made the requested change

September 26, 2022

Page Three

5.	With respect to the new language in note 3 to the fee table, please supplementally explain why this is true. The Expense Limitation Agreement states that the Fund will be responsible for “brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees.” Even if the Expense Limitation Agreement included interest on borrowed funds as a reimbursable expense, it would still need to be shown as a Fund expense which is then waived or reimbursed by the adviser under the fee waiver and/or expense reimbursement line item.

Response: Section 1 of the Amended and Restated Expense Limitation Agreement provides that the Adviser will pay operating expenses of the Fund to the extent necessary to limit the operating expenses of the Fund (exclusive of brokerage commissions and other similar transactional expenses, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including interest and commitment fees, taxes, litigation and indemnification expenses, judgments, and extraordinary expenses) to the stated annual rates. Since these costs are outside of the expense limitation, the Fund has disclosed interest payments on borrowed funds as a separate line item in the fee table. In response to the Staff’s comment, the Fund has moved the identified language to note 5 to the fee table.

6.	In light of comment 4 above, please consider if note 5 to the fee table should be revised.

Response: In response to the Staff’s comment, the Fund has moved the language identified by the Staff to note 5.

Prospectus – FINANCIAL HIGHLIGHTS

7.	In the introductory paragraph, please clarify that the semi-annual report for the period ended June 30, 2022 is also available upon request and without charge.

Response: The Registrant has revised the disclosure to address the Staff’s comment.

8.	Please add a senior securities table including reverse repurchase agreements as contemplated by Rule 18f-4.

Response: In response to the Staff’s comment, the Registrant added a senior securities table, including reverse repurchase agreements to the prospectus. See “Financial Highlights.”

September 26, 2022

Page Four

Prospectus – INVESTMENT oBJECTIVES, POLICIES AND STRATEGIES

9.	Under the heading “Potential Investment Structures,” please strike the word “generally” in the first line of the paragraph immediately following the bullet point list.

Response: The Registrant has revised the disclosure to address the Staff’s comment.

10.	Per comment 38 in the Staff’s comment letter dated July 14, 2022, in the last sentence of the paragraph immediately following the bullet point list, please add the words “and custody” after the words “affiliated transactions.”

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

Prospectus – RISK FACTORS

Characterization of Repurchase Agreements

11.	The disclosure appears to discuss reverse repurchase agreements and not repurchase agreements. Please consider if this should be revised.

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

Characterization of Reverse Repurchase Agreements

12.	The disclosure appears to discuss repurchase agreements and not reverse repurchase agreements. Please consider if this should be revised.

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

Prospectus – DETERMINATION OF NET ASSET VALUE

13.	At the end of the introductory paragraph, please insert (if accurate) “excluding the amounts of borrowings for investment purposes.”

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

Statement of additional information – general information and history

14.	In the fifth sentence of the second paragraph of this section, please replace “Class I shares” with “Founders Shares (formerly, Class I shares).”

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

September 26, 2022

Page Five

Statement of additional information – FINANCIAL STATEMENTS

15.	Please also incorporate by reference the Fund’s unaudited Semi-Annual Report for the period ended June 30, 2022.

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

PART C – OTHER information

Item 25

16.	Please also incorporate by reference the Fund’s unaudited Semi-Annual Report for the period ended June 30, 2022.

Response: The Fund has revised the disclosure to reflect the Staff’s comment.

17.	Please file executed or final copies of: (i) the Investment Consultant Agreement; (ii) the Shareholder Servicing Plan; and (iii) the Multiple Class Plan.

Response: The Registrant has included these documents as requested by the Staff.

18.	The Expense Limitation Agreement filed as exhibit (k)(2) does not reflect the updated termination date set forth in the prospectus. Please file the updated Expense Limitation Agreement.

Response: The Fund filed the Amended and Restated Expense Limitation as exhibit (k)(4) to pre-effective amendment no. 2 to the Registration Statement.

19.	The agreements with PINE filed as Exhibit (k)(3) is not effective until October 27, 2022. Please supplementally confirm that employees of PINE currently serve as the Fund’s chief financial officer and chief compliance officer.

Response: The Fund confirms that employees of PINE currently serve as the chief financial officer and the chief compliance officer of the Fund.

20.	The opinion and consent of counsel contained in exhibit (l)(1) states that it cannot be filed with or incorporated by reference to future filings without consent. Please provide such consent or file a new opinion of counsel.

Response: A new opinion of counsel will be filed with the Amendment.

Item 27

21.	Please supplementally confirm if this information includes amounts in connection with offering and organizational costs advanced by the Adviser that the Fund is obligated to repay.

Response: The Registrant confirms that this includes amounts in connection with offering and organizational costs advanced by the Adviser that the Fund is obligated to repay.

DECLARATION OF TRUST

22.	Per the Staff’s comments provided by telephone call on May 5th and consistent with the disclosure added to Pre-Effective Amendment No. 1, please revise Item 2.11(b) of the Amended and Restated Declaration of Trust such that the requirement for a shareholder to provide an undertaking to reimburse the Trust does not apply to claims under federal securities laws.

Response: In response, to the Staff’s comments on May 5th, the Fund clarified that the 10% ownership threshold applicable to maintaining a derivative action shall not apply to claims arising under Federal securities laws. It is the Registrant’s view that this change, together with the disclosure included in Pre-Effective Amendment No. 1, adequately addresses the substance of the Staff’s comment from May 5th. Nonetheless, without agreeing with the Staff’s position, but solely for the purpose of having the Registration Statement declared effective, at the next regularly scheduled meeting of the Fund’s board of trustees, the Fund will seek the board’s approval of the following change to the language in Item 2.11(b) of the Amended and Restated Declaration of Trust:

(b) unless a demand is not required under clause (a) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action, provided, however, that no such undertaking to reimburse the Trust shall apply to claims arising under Federal securities laws.

September 26, 2022

Page Six

23.	Per the Staff’s comments provided by telephone call on May 5, 2022, please revise Sections 4.3 and 10.5(vii) of the Declaration to clarify explicitly that, notwithstanding anything to the contrary in the Declaration, nothing in the Declaration modifying, restricting or eliminating the duties or liabilities of the Fund's Trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Registrant notes that, in response to the Staff’s comments on May 5th, the Fund clarified that the provisions of Section 4.3 and Section 10.5 of the Declaration did not apply to limiting any duties of the board of trustees arising under federal securities laws. It is the Registrant’s view that this change, together with the disclosure included in Pre-Effective Amendment No. 1, adequately addresses the substance of the Staff’s comment. Nonetheless, without agreeing with the Staff’s position, but solely for the purpose of having the Registration Statement declared effective, at the next regularly scheduled meeting of the Fund’s board of trustees, the Fund will seek the board’s approval of the following changes to the language of the Amended and Restated Declaration of Trust:

•	Section 4.3: Except for any duties imposed by the Declaration, in performing his or her duties hereunder or otherwise, no Trustee shall owe a duty of any kind, including, without limitation, any common law fiduciary duty to the Trust, the Shareholders, another Trustee or any other person, provided, however, that nothing in the Declaration shall limit or eliminate any duties under the Federal securities laws (including state law fiduciary duties of loyalty and care) or liabilities of a Trustee with respect to matters arising under the Federal securities laws.

•

Section 10.5: Applicable Law. The trust set forth in this instrument is made in the State of Delaware, and the Trust and this Declaration, and the rights and obligations of the Trustees and Shareholders hereunder, are to be governed by and construed and administered according to the Act and the laws of said State; provided, however, that there shall not be applicable to the Trust, the Trustees or this Declaration (a) the provisions of Section 3540 of Title 12 of the Delaware Code or (b) any provisions of the laws (statutory or common) of the State of Delaware (other than the Act) pertaining to trusts which relate to or regulate: (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (iii) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust, (v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding of trust assets, or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Declaration, provided, however, that nothing in the Declaration shall limit or eliminate any duties under the Federal securities laws (including state law fiduciary duties of loyalty and care) or liabilities of the Trustees with respect to matters arising under the Federal securities laws.

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September 26, 2022

Page Seven

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 303-592-2237.

Very truly yours,

/s/ Kelley A. Howes
Name:	Kelley A. Howes

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission
Sally Samuel, Securities and Exchange Commission
Darren Fisk, Forum Real Estate Income Fund
Michael Bell, Forum Real Estate Income Fund
Elizabeth Ryan, Forum Capital Advisors LLC
Brad Nemzer, Forum Capital Advisors LLC
Cory Gossard, PINE Advisors LLC
Derek Mullins, PINE Advisors LLC
Paulita Pike, Ropes & Gray LLP
Jimena Smith, Ropes & Gray LLP
Stephanie Drumm, Morrison & Foerster LLP